September 17, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Photozou Holdings, Inc.

Form S-1

Filed August 7, 2018

File No. 333-226627

To the men and women of the SEC:

On behalf of Photozou Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 29, 2018 addressed to Mr. Koichi Ishizuka , the Company’s President, with respect to the Company’s filing of its S-1 on August 7, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

 Note: We have added the following to page 2, and 28, “On September 10, 2018, Photozou Co., Ltd., our controlling shareholder, entered into stock purchase agreements with 4 Japanese shareholders. Pursuant to these agreements, Photozou Co., Ltd. sold a total of 21,700 shares of common stock to these individuals and received $543 as aggregate consideration. Each shareholder paid $0.025 USD per share. The aforementioned sale of shares was exempt from registration in accordance with Regulation S of the Securities Act of 1933, as amended ("Regulation S") because the above sales of the stock were made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.”

We have added the following to page 16 and 26, “On September 10, 2018, Photozou Co., Ltd., our controlling shareholder, entered into stock purchase agreements with 4 Japanese shareholders. Pursuant to these agreements, Photozou Co., Ltd. sold a total of 21,700 shares of common stock to these individuals and received $543 as aggregate consideration. Each shareholder paid $0.025 USD per share.”

We have amended the chart under the section, “Selling Shareholders” on page 19 as several values have changed in the chart and new individuals have since been added since the last S-1 filing.

We have revised the figures in the chart under the section, “Security Ownership of Certain Beneficial Owners and Management” on page 26 so that it is current, and accurate as of the date of the registration statement.

As a result of the above sales by Photozou Co., Ltd., page 1, 4, and 7 has been amended to disclose the % of shares currently owned by both Koichi Ishizuka and Photozou Co., Ltd.

SEC Comment(s) /Analysis

Registration Statement of Form S-1, file no. 333-226627

The Offering, page 3

1. We note your statement at the asterisk on page three that you will "notify investors by filing an information statement" of any extension to the offering. An extension of the offering appears to be an event sufficiently material as to warrant filing a post-effective amendment to your registration statement. Please revise to so indicate.

Company Response:

We have removed the following on page 3: “We will notify investors by filing an information statement of any extension to the offering.”

It is now replaced with: “We will notify investors of any extension to this offering by filing a supplement to our prospectus pursuant to Rule 424(b)(3).”

Risk Factors, page 4

2. Please revise to include risk factor disclosure addressing your auditor's going-concern opinion, as referenced on page 2 of your registration statement and Note 3 of your audited financial statements.

Company Response:

We have revised page 6 to include a risk factor disclosing our auditor’s opinion of a going concern.

3. Please revise to include risk factor disclosure addressing your subsidiary's reliance on one customer of 87.2% of its sales revenue, and 61.7% of its service revenue, as discussed on page 15 of your registration statement.

Company Response:

We have added a corresponding risk factor on page 6.

At present the Company relies on Mr. Takaharu Ogami..., page 5

4. Please file the independent contractor agreement with Mr. Ogami as an exhibit to your registration statement.

Company Response:

We have included the agreement with Mr. Ogami herein as exhibit 10.1.

Our marketing plans, at present, rely entirely on business connections and advertising on the Photozou-SNS., page 5

5. To provide context for this risk factor, please revise to briefly explain what the "PhotozouSNS" is, and how it fits into the company's overall business operations.

Company Response:

We have revised the risk factor to include additional disclosure. It now reads as follows:

“Our marketing plans, at present, rely entirely on business connections and advertising on the Photozou-Social Networking Service. Should this prove ineffective, we may be forced to alter our marketing plans significantly.

At present, our marketing plans are limited to personal relationships that our Chief Executive Officer or independent contractor may have as well as advertising on the Photozou-Social Networking Service. The Photozou-Social Networking Service, also referred to herein as the “Photozou-SNS,” is a social networking website used primarily for photo sharing among users. The online social networking website is owned entirely by Photozou Co., Ltd., a Japan Corporation, which our CEO and Director, Koichi Ishizuka, also owns and controls in its entirety.

In the event that we are not able to generate significant interest in our operations from either, or both of the aforementioned advertising methods, then we may be forced to alter our marketing plan substantially. In the event that we cannot do so adequately, the material results of our business could suffer.”

Management's Discussion and Analysis, page 15

6. Please revise your MD&A to provide more robust disclosure under Item 303 of Regulation S-K. For example, please revise your discussion of "Revenues" to disclose and quantify your sources of revenues and the drivers underlying the increased revenues for the periods you discuss. Likewise, please disclose the reasons underlying the company's negative cash flows. Also, discuss any known trends and uncertainties presently identified by management. For example, discuss management's position regarding traditional cameras such as those you offer for resale, as compared to the use of cameras in smart phone and other electronic devices, including the impact of the latter on the company's anticipated results of operations. Please see also Securities Act Release 33-8350 addressing Management's Discussion and Analysis, publicly available on the Commission's website.

Company Response:

We have added the following to page 15:

“Currently, we offer predominantly traditional high end cameras from name brand Japanese Camera manufacturers. Management recognizes that globally there has been a drastic increase in the quantity of cameras, in particular those embedded in camera phones. At present it is the Company’s intention to sell digital single lens reflex cameras that are made for the specific purpose of photography, without any other general purpose. Should consumers in the Japanese market decrease their spending on purpose built, high end cameras, as a result of cameras being embedded in other electronic devices they may own, there is the possibility that our revenues may decrease or will at the very least, be negatively impacted.

In the future we may explore the possibility of offering electronics that have a camera embedded in the device, such as a camera phone. At this time however, we have no plans to do so.”

“Our increase in revenues is associated with an influx in operations. Our Revenues were generated from the sale of used cameras and also advertising services.”

Background of Operations, Sale of Cameras, page 16

7. Please revise to provide support for your statement that "the used camera industry in Japan is a multi-billion dollar industry and cameras made in Japan have worldwide appeal and recognition." Where you discuss market trends shifting in the latter part of the paragraph, please also discuss the impact of cameras imbedded in electronic devices on the company's operations.

Company Response:

We have added support for the statement and additional disclosure on page 16.

Purchasing, page 16

8. Your statement that the cameras are sold on consignment appears to vary from your later statement in the next part of your prospectus regarding inventory. Please revise to clarify how the company maintains inventory, yet sells on a consignment basis.

Company Response:

Consignment may be defined as, “the act of giving over to another person or agent's charge, custody or care of any material or goods but retaining legal ownership until the material or goods are sold.”

For further clarification we have added the following to page 16: “The Company consigns its operations regarding the sale of cameras to Mr. Ogami. Inventory however, remains under legal ownership of the Company.”

9. Please revise to disclose the monthly fee paid to Mr. Ogami, or if it varies, the formula by which the fee is calculated.

Company Response:

We have revised page 16 to include Mr. Ogami’s fee that he is paid monthly for his services.

Inventory, page 17

10. Please revise to quantify the estimated number of used cameras currently in inventory.

Company Response:

We have revised page 17 to include the number of cameras held in inventory as of May 31, 2018.

Plan of Distribution

Offering Period and Expiration Date, page 20

11. We note your disclosure that Mr. Koichi Ishizuka may extend the offering for an additional 90 days "or furthermore for any time deemed necessary." Please revise to disclose exactly how long the offering may be extended.

Company Response:

We have removed the statement, “or furthermore for any time deemed necessary.” The offering may be extended 90 days.

Certain Relationships and Related Transactions, page 26

12. We note that you have not included disclosure relating to the May 31, 2018 Stock Purchase Agreement referenced at page 15. Please revise to provide complete related party disclosures under Item 404 of Regulation S-K, as applicable to a smaller reporting company. Please also revise to identify any promoter of the company at any time during the past five years. Refer to Item 404(d) of Regulation S-K.

Company Response:

We have added the following to the section on page 26 titled, “Certain Relationships and Related Transactions”:

“On May 31, 2018, the Company entered into and consummated a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Koichi Ishizuka, our President, CEO, and Director. At the closing of the Stock Purchase Agreement, Koichi Ishizuka transferred to the Company, 10,000 shares of common stock of Photozou Koukoku Co., Ltd., a Japan corporation (“Photozou Koukoku”), which represented all of its issued and outstanding shares, in consideration of 1,000,000 JPY ($9,190 USD as of the exchange rate May 31, 2018). The Company has since gained a 100% interest in the issued and outstanding shares of Photozou Koukoku’s common stock and Photozou Koukoku is now a wholly owned subsidiary of the Company. The Company and Photozou Koukoku were under common control at the time of the acquisition.

Photozou Koukoku Co., Ltd. was incorporated under the laws of Japan on March 14, 2017. Currently, Photozou Koukoku is headquartered in Tokyo, Japan. The Company’s primary business is focused on online advertising and the sale of cameras on consignment.

Koichi Ishizuka, the company’s sole shareholder, officer and director is the only promoter of the company.”

Exhibits

13. Please have counsel revise his legal opinion filed as Exhibit 5.1 to reflect that the shares are being offered by the selling shareholders and are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Company Response:

Counsel has revised the opinion letter. It is attached herein as exhibit 5.1.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 17, 2018

/s/ Koichi Ishizuka

Koichi Ishizuka

President